Exhibit 99.2

1701 Hollis Street
Suite 400, Founders Square
(P.O. Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Announces Nomination of Four Additional Independent Board Members Including a New
Independent Chairman

Halifax, April 12, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announces the nominations of four additional independent board members including a new independent Chairman of the Board. Two individuals have been appointed effective April 12, 2010 to fill vacant positions on the Board. It is anticipated that the nominations will be confirmed at the Company’s Annual General and Special Meeting (“Annual Meeting”) scheduled for May 13, 2010. Should all nominations to the Board of Directors be confirmed, the Board would be comprised of nine directors, seven of which would be considered independent. The Company also announces that Mr. Kent Noseworthy, a 5 year Board Member, will not be seeking re-election as a member of the Board of Directors.

New Independent Board Nominees and Independent Chairman

The new Board nominees were identified through Korn Ferry International, a leading executive recruitment firm, and bring with them extensive mining and financial experience that will broaden and enhance the current Board’s collective expertise. The following additional individuals have agreed to accept nominations to the Gammon Board of Directors:

  Mr. Colin K. Benner

  Mr. Richard M. Colterjohn

  Mr. Alan R. Edwards

  Mr. Joseph G. Spiteri

Mr. Benner and Mr. Colterjohn have been appointed as directors effective April 12, 2010. Mr. Edwards and Mr. Spiteri appointments will be confirmed at the Annual Meeting. Following the Annual Meeting, Mr. Colin K. Benner will also assume the role of Chairman of the Board. Mr. Ron Smith will step down as Interim Chairman upon Mr. Benner’s appointment, but will continue to serve as Chair of the Audit Committee.

“We are delighted that these individuals have agreed to accept nominations to the Board as their collective experience, particularly in the mining industry, will serve to enhance the overall effectiveness of the Board. This additional expertise will be of great benefit to the Company as we move forward into the next phase of our growth strategy.” stated Mr. Ron Smith, Interim Chairman of Gammon Gold. “The Board and management are committed to sound corporate governance practices and these nominations demonstrate that commitment. We look forward to a very productive and collaborative relationship that will continue to best serve our shareholders. On behalf of the Board and management, I would like to thank Mr. Kent Noseworthy for his years of dedicated service to the Company and wish him well in all his future endeavours.”

Colin K. Benner

Mr. Benner is an experienced mining executive with more than 40 years in the mining industry in senior management and executive roles in Canada and internationally. He was most recently Chairman of PBS Coals Ltd., Vice Chairman and CEO of Skye Resources and previously Vice Chairman and CEO of Lundin Mining Corporation and EuroZinc Mining Corporation and has also served on a number of public company boards in the mining industry in Canada. He currently sits on the Boards of Lundin Mining Corporation, Troon Ventures Ltd., Adriana Resources Inc., and is Chairman of Creston Moly Corp., Corsa Capital Ltd. and Capstone Mining Corp. He is a member of the Association of Professional Engineers of Ontario, the Canadian Society of Professional Engineers as well as a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Association of Professional Engineers and Geoscientists of Nunavut, the Society of Mining Engineers of the AIME and the Canadian Institute of Mining. Mr. Benner is also a Registered ICD-DP. Mr. Brenner is a graduate of the Haileybury School of Mines.

Richard M. Colterjohn

Richard Mark Colterjohn has over 20 years of experience in the mining sector, as an investment banker, director and operator. He has been Managing Partner of Glencoban Capital Management Inc. since 2002. He served as Founder, President and Chief Executive Officer of Centenario Copper Corporation from 2004 to 2009. From 1992 to 2002, he held increasingly senior positions with UBS Warburg and UBS Bunting Warburg Inc., where most recently he served as Managing Director of Corporate Finance and was Head of its Mining Sector practice. Prior to this, Mr. Colterjohn worked at Bankers Trust from 1988 to 1991 and Merrill Lynch from 1986 to 1988. Currently, Mr. Colterjohn is a Director of Explorator Resources, Inc. and MAG Silver Corp. Mr. Colterjohn served as a Director of a number of mining companies including Centenario Copper Corporation, Cumberland Resources Ltd., Canico Resource Corp. and Viceroy Exploration Ltd. He also served as a Director of UBS Bunting Warburg Inc. Mr. Colterjohn holds B. Comm. Honours from Trinity College, University of Toronto and an MBA Honours from IMD, Lausanne, Switzerland.

Alan R. Edwards

Mr. Alan Edwards is a mining professional with 27 years of diverse mining industry experience. Currently Mr. Edwards is President and Chief Executive Officer of Copper One Inc. From 2007 to 2009, Mr. Edwards held the position of President, Chief Executive Officer and director of Frontera Copper Corporation. From 2004 to 2007, Mr. Edwards held the position of Executive Vice President and Chief Operating Officer at Apex Silver Mines Corporation where he was responsible for the engineering, construction and commissioning of the San Cristobal project in Bolivia. Prior to joining Apex Silver Mines, he held senior operating and executive positions with Cyprus Amax Minerals Company, P.T. Freeport Indonesia and Kinross Gold Corporation. He initially worked for Phelps Dodge Corporation for 15 years where he held positions of increasing responsibility, including General Manager of Operations, Chino Mines Company. Mr. Edwards has a B.Sc., Mining Engineering and an MBA (Finance), both from the University of Arizona.

Joseph G. Spiteri

Mr. Joe Spiteri has over 33 years of mining industry experience in advanced-stage exploration, feasibility, construction, operations and acquisitions. He is currently a senior mining consultant where he has overseen the evaluation of world-class deposits and operations in Canada and abroad. Prior to becoming a consultant, he held management or executive positions with Dome Mines Group, Placer Dome Inc., Northgate Explorations Limited, Lac Minerals Limited and Campbell Resources Inc. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientist of Ontario. Mr. Spiteri obtained his Bachelor of Science Degree from the University of Toronto.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416- 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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